Exhibit 1

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for Fourth Quarter 2014

LAKE FOREST, IL March 4, 2015 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the fourth quarter ended December 31, 2014. Net sales of $255.4 million increased 4.0% from the $245.6 million reported for the fourth quarter of 2013. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in its cooling systems, vehicle electronics and filtration product lines, and declined in the fuel delivery systems product line.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, increased 5.5% to $30.7 million for the fourth quarter, compared to $29.1 million in the year-ago quarter. The reconciliation of net loss to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net loss for the quarter was $0.7 million, including $5.0 million, net of tax, in special items, consisting primarily of restructuring costs, costs of obtaining new business, costs of a corporate strategic review, business optimization costs, and costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group. Excluding these items, adjusted net income would have been $4.3 million for the quarter. Adjusted net income for the fourth quarter of 2013 was $0.5 million, excluding $7.5 million, net of tax, in special items, consisting primarily of restructuring costs, patent litigation settlement costs, a trademark impairment charge, business optimization costs, costs of obtaining new business, adjustment of an environmental accrual and costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group.

For the year ended December 31, 2014, net sales increased to $1,009.8 million, compared to $995.9 million in 2013. Adjusted EBITDA for 2014 was $111.7 million compared to $114.7 million for 2013.

“We finished the year with good fourth quarter sales volume, led by our OE cooling system programs and new product introductions in our vehicle electronics line,” said Bruce Zorich, Chief Executive Officer of UCI. “The increased volume, along with the continued benefits of our cost savings initiatives and reduced costs from our OE rollout, helped us to overcome lower customer pricing and unfavorable product mix, to post a year-over-year and sequential improvement in our fourth quarter adjusted EBITDA.”

As of December 31, 2014, the company’s cash on hand was $44.5 million and total debt was $708.2 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Thursday, March 5, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from March 6 for a 14 day period, at www.uciholdings.com. Click on the UCI 2014 4th Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net sales
Third party net sales	$244,189	$233,256	$958,540	$927,996
Related party net sales	11,223	12,315	51,253	67,934

Total net sales	255,412	245,571	1,009,793	995,930
Cost of sales	221,274	206,535	871,229	837,267

Gross profit	34,138	39,036	138,564	158,663
Operating expenses
Selling, general and administrative	(14,191)	(19,464)	(63,218)	(84,655)
Amortization of acquired intangible assets	(5,530)	(5,547)	(22,167)	(22,176)
Restructuring costs, net	(2,676)	(4,657)	(16,876)	(7,593)
Trademark impairment loss	—	(2,000)	(38,000)	(2,000)
Patent litigation costs	(82)	(2,200)	(158)	(2,200)
Antitrust litigation costs	—	(17)	(44)	(198)

Operating income (loss)	11,659	5,151	(1,899)	39,841
Other expense
Interest expense, net	(14,569)	(13,687)	(50,454)	(51,453)
Miscellaneous, net	(3,068)	(1,637)	(8,589)	(3,623)

Loss before income taxes	(5,978)	(10,173)	(60,942)	(15,235)
Income tax benefit	5,231	3,162	24,694	2,993

Net loss	(747)	(7,011)	(36,248)	(12,242)

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(1,622)	800	(9,743)	1,318
Pension and OPEB liability, net of tax	(25,142)	33,594	(25,049)	35,545

Total other comprehensive (loss) income	(26,764)	34,394	(34,792)	36,863

Comprehensive (loss) income	$(27,511)	$27,383	$(71,040)	$24,621

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$44,468	$76,619
Accounts receivable, net	216,473	221,872
Related party receivables	17,208	17,179
Inventories	230,924	202,412
Deferred tax assets	30,901	30,256
Other current assets	19,926	22,776

Total current assets	559,900	571,114
Property, plant and equipment, net	168,834	168,772
Goodwill	308,080	309,703
Other intangible assets, net	310,351	373,433
Deferred financing costs, net	11,578	14,622
Other long-term assets	1,380	4,115

Total assets	$1,360,123	$1,441,759

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$143,618	$152,052
Current maturities of long-term debt	23,166	3,176
Related party payables	2,450	587
Product returns liability	37,635	42,031
Interest payable	13,083	13,081
Accrued expenses and other current liabilities	50,869	58,665

Total current liabilities	270,821	269,592
Long-term debt, less current maturities	684,998	687,860
Pension and other post-retirement liabilities	97,720	62,256
Deferred tax liabilities	78,254	122,983
Long-term related party payables	101	361
Other long-term liabilities	2,648	2,925

Total liabilities	1,134,542	1,145,977
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(52,894)	(17,485)
Accumulated other comprehensive loss	(41,563)	(6,771)

Total shareholder’s equity	225,581	295,782

Total liabilities and shareholder’s equity	$1,360,123	$1,441,759

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Twelve Months Ended December 31,
	2014	2013
Net cash (used in) provided by operating activities	$(18,657)	$39,865

Cash flows from investing activities:
Capital expenditures	(34,451)	(40,619)
Proceeds from sale of property, plant and equipment	4,395	1,448

Net cash used in investing activities	(30,056)	(39,171)

Cash flows from financing activities:
Revolver borrowings	30,000	—
Revolver repayments	(10,000)	—
Debt repayments	(3,070)	(3,089)
Excess proceeds over net book value of long-lived assets sold to an entity under common control	839	—

Net cash provided by (used in) financing activities	17,769	(3,089)

Effect of exchange rate changes on cash	(1,207)	97

Net decrease in cash and cash equivalents	(32,151)	(2,298)
Cash and cash equivalents at beginning of period	76,619	78,917

Cash and cash equivalents at end of period	$44,468	$76,619

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net loss	$(0.7)	$(7.0)	$(36.2)	$(12.2)
Income tax benefit	(5.2)	(3.1)	(24.7)	(3.0)
Net interest expense	14.5	13.6	50.4	51.4
Depreciation and amortization expense	14.0	13.4	56.1	52.8

EBITDA	22.6	16.9	45.6	89.0

Trademark impairment loss	—	2.0	38.0	2.0
Restructuring costs, net	2.7	4.7	16.9	7.6
New business changeover and sales commitment costs	2.5	1.0	4.5	1.6
Business optimization costs	0.4	1.2	3.1	8.5
Strategic review costs	1.7	—	2.6	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.4	0.5	0.5	4.6
Patent litigation costs	0.2	2.2	0.2	2.2
Unrealized loss on derivatives	0.1	—	0.2	—
Environmental accrual adjustment	0.1	0.7	0.1	0.7
Cost of defending class action and other litigation	—	(0.1)	0.1	0.4
Gain on forgiveness of debt	—	—	(0.1)	(0.1)
Non-operating expenses	—	—	—	0.1
Collection of tax refunds	—	—	—	(1.9)

Adjusted EBITDA	$30.7	$29.1	$111.7	$114.7

Net sales	$255.4	$245.6	$1,009.8	$995.9
Adjusted EBITDA margin	12.0%	11.8%	11.1%	11.5%